SECURIT 13025837 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio	Texas	78229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Callicotte (210)308-1294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP.
(Name – *if individual, state last, first, middle name*)

700 N. Pearl St., Suite 200	Dallas	Texas	75201-2867
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 23 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

811

10/8/13

OATH OR AFFIRMATION

I, Lisa Callicotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

KATHERINE J. MAGARO-GEORGE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
06-22-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2013

BDO

U.S. Global Brokerage, Inc.

Financial Statements
and Supplemental Information
for the Year Ended June 30, 2013

U.S. Global Brokerage, Inc.

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report

Board of Directors
U.S. Global Brokerage, Inc
San Antonio, Texas

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the "Company"), a wholly-owned subsidiary of U.S. Global Investors, Inc., as of June 30, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

Dallas, Texas
August 14, 2013

Financial Statements

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30, 2013

Assets		
Cash and cash equivalents	$	912,376
Accounts receivable from affiliates		2,941,987
Distribution fees receivable		178,945
Prepaid expenses and other assets		171,269
Total assets		4,204,577
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities		231,032
Total liabilities		
Commitments and contingencies		
Stockholder's equity:		1,000
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		
Additional paid-in capital		29,896,641
Accumulated deficit		(25,924,096)
Total stockholder's equity		3,973,545
Total liabilities and stockholder's equity	$	4,204,577

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Operations

Year ended June 30, 2013		
Revenues		
Interest and dividend income	$	127
Distribution fees and other income		2,864,158
		2,864,285
Expenses		
General and administrative		4,624,433
Loss before income taxes		(1,760,148)
Income tax expense		-
Net loss	$	(1,760,148)

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Changes in Stockholder's Equity

		Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at June 30, 2012	$	1,000	$	31,021,641	$	(24,163,948)	$	6,858,693
Distributions		-		(1,125,000)		-		(1,125,000)
Net loss		-		-		(1,760,148)		(1,760,148)
Balance at June 30, 2013	$	1,000	$	29,896,641	$	(25,924,096)	$	3,973,545

See accompanying notes to financial statements.

U.S. Global Brokerage, Inc.

Statement of Cash Flows

Year ended June 30, 2013		
Operating Activities		
Net loss	$	(1,760,148)
Changes in operating assets and liabilities:		
Distribution fees receivable		72,209
Prepaid expenses and other assets		21,661
Accounts payable and accrued liabilities		(80,225)
Total adjustments		13,645
Net cash used in operating activities		(1,746,503)
Financing Activities		
Accounts receivable from affiliates		2,229,828
Capital distributions		(1,125,000)
Net cash provided by financing activities		1,104,828
Decrease in cash and cash equivalents		(641,675)
Cash and cash equivalents, beginning of year		1,554,051
Cash and cash equivalents, end of year	$	912,376

See accompanying notes to financial statements.

1. Organization and Nature of Business

U.S. Global Brokerage, Inc. ("USGB" or the "Company"), a wholly owned subsidiary of U.S. Global Investors, Inc. ("USGI"), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Act of 1934, as amended, Rule 15c3-3(k)(1).

USGB was organized for the purpose of acting as underwriter for U.S. Global Investors Funds ("USGIF") mutual fund shares (the "Funds") and for the purpose of distributing promotional materials regarding the Funds. USGB is responsible for the promotional and marketing expenses of USGIF.

USGI and USGB have an Administrative Services and Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by USGB and which expenses will be borne by USGI, and as such actual results could differ from those reported in the absence of this arrangement. Accordingly, USGI provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing ninety days notice to the other. Neither company has any intention to terminate the agreement since they are related parties.

USGB is an integral part of the parent company (USGI) and is completely dependent on USGI to provide the necessary capital and liquidity for its operations. USGB was not intended to operate as a standalone company; it is a limited purpose broker dealer with no customers, customer accounts or customer assets, and does not transact business with customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $912,376 in USGIF money market mutual funds on June 30, 2013.

Cash and cash equivalents are held in funds advised by USGI. The funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distribution Fees

USGB is paid a fee at an annual rate of 0.25 percent of the average daily net assets of each of the Investor-class nine equity funds. The distribution fees receivable balance at June 30, 2013, was $178,945.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables and payables. The carrying values of these financial instruments approximate their respective fair values as they are short-term in nature.

Revenues

The Company earns substantially all of its revenues from distribution services. Distribution fees are calculated as a percentage of assets under management and are recorded as revenue as services are provided.

Advertising Costs

The Company expenses advertising costs as they are incurred. Net advertising expenditures were $862,086 for the fiscal year ended June 30, 2013 and are included in general and administrative expenses on the Statement of Operations.

Income Taxes

The Company utilizes ASC 740 - Income Taxes (formerly Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*), to account for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company is included in the consolidated federal tax returns filed by USGI. Since the Company is a member of a consolidated group, the Company has elected under ASC 740-10-30-27 to use the separate return method to allocate the current and deferred tax expense for a group that files a consolidated return. As such, the Company has a deferred tax asset related to current and prior year losses. The Company has recorded a valuation allowance for the deferred tax asset related to current and prior year losses as they do not meet the more likely than not criteria for realization of the deferred tax asset on a separate return basis. There are no other items that would give rise to a deferred asset or liability.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability

adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended June 30, 2013.

3. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3 percent of aggregate indebtedness. At June 30, 2013, USGB had net capital of $842,041, which was $817,041 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .27 to 1.

4. Transactions with Related Parties

At June 30, 2013, the Company had receivables of $2,941,987 from USGI. The balance is non-interest bearing and has no fixed terms of repayments.

5. Additional Paid-In Capital

USGB made net capital distributions to USGI totaling $1,125,000 for the year ended June 30, 2013.

6. Subsequent Events

The Company has evaluated subsequent events through August 14, 2013, the date of issuance of these financial statements. No events have occurred that would materially affect the financial statements.

Supplemental Material

U.S. Global Brokerage, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2013

Computation of Net Capital	
Total stockholder's equity	$ 3,973,545
Deductions:	
Accounts receivable from affiliates	(2,941,987)
Prepaid expenses and other assets	(171,269)
Haircut on money market funds	(18,248)
Total deductions	(3,131,504)
Net capital	$ 842,041
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 25,000
Excess of net capital	$ 817,041
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 812,041
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 231,032
Total aggregate indebtedness	$ 231,032
Ratio of aggregate indebtedness to net capital	.27 to 1

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended June 30, 2013, and the Company's audited financial statements for the year ended June 30, 2013.

U.S. Global Brokerage, Inc.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2013

The Company handled no customer securities or accounts during the year ended June 30, 2013, and accordingly, is not subject to the requirements under Securities and Exchange Commission Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Supplemental Report

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, Texas 75201

Independent Auditor's Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S Global Brokerage, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of U.S. Global Brokerage, Inc. (the Company), a wholly owned subsidiary of U.S. Global Investors, Inc., as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
August 14, 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Susan Filak 1/9/13
Authorized Signature/Title Date

SIPC-3 2013

8-

8-050856 FINRA JUN 6/2/1998
U S GLOBAL BROKERAGE INC
7900 CALLAGHAN ROAD
ATTN JIM LOVE
SAN ANTONIO, TX 78229

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2013
WASH. D.C.
193

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2013 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.